(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Fidelity Pricing & Cash Management Services 82 Devonshire Street Boston MA 02109-3614 617 563 7000

October 31, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward Bartz

RE:

Fidelity Rutland Square Trust II (the trust):

Strategic Advisers® Core Fund
Strategic Advisers Core Income Fund
Strategic Advisers Core Multi-Manager Fund
Strategic Advisers Emerging Markets Fund
Strategic Advisers Growth Fund
Strategic Advisers Growth Multi-Manager Fund
Strategic Advisers Income Opportunities Fund
Strategic Advisers International Fund
Strategic Advisers International II Fund
Strategic Advisers Small-Mid Cap Fund
Strategic Advisers U.S. Opportunity Fund
Strategic Advisers U.S. Opportunity II Fund
Strategic Advisers Value Fund
Strategic Advisers Value Multi-Manager Fund (the funds)

File No. 811-21991

Ladies and Gentlemen:

On behalf of the above referenced funds, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Forms of Proxy to be sent to shareholders of the funds in connection with a Special Meeting of Shareholders of the funds to be held on January 20, 2012. Pursuant to Rule 14a-3(c), the required informational copy of each fund's Annual Report for the fiscal period ended February 28, 2011 or May 31, 2011 have been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about December 2, 2011, and in order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than November 10, 2011.

The proposals for consideration by shareholders are as follows. To facilitate the Staff's review of this filing, we make the following representations concerning disclosure for the proxy proposals included herein:

1. To elect one Trustee to the Board of Trustees.

This proposal is a routine item.

2. To approve an additional sub-advisory agreement among Strategic Advisers, Inc., Pyramis Global Advisors, LLC and the trust, on behalf of Strategic Advisers Core Fund.

The Board of Trustees, including the Trustees who are not "interested persons" of the trust (the Independent Trustees), has approved, and recommends that shareholders of Strategic Advisers Core Fund approve an additional sub-advisory agreement among Strategic Advisers, Pyramis, and the trust, on behalf of Strategic Advisers Core Fund.

Please contact Jamie Plourde at (817) 474-7037 with any questions or comments relating to this filing.

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/s/ Danielle Macey
Danielle Macey
Legal Product Group